UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Signal Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

700 Throckmorton Street
(No. and Street)

Fort Worth	Texas	76102
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Janet Mengis	817-877-4256 x204	janet@signalsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rhodes Osiek Patyk & Company, L.L.P.
(Name – if individual, state last, first, and middle name)

2170 Interstate 20	Arlington	Texas	76017
(Address)	(City)	(State)	(Zip Code)

9/22/2009	3881
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Snow _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Signal Securities, Inc. _____ , as of December 31 _____ , 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:

Chief Executive Officer

Beverly Hutchison

Notary Public

BEVERLY HUTCHISON
Notary Public, State of Texas
Comm. Expires 09-18-2022
Notary ID 793443-5

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SIGNAL SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2021

Rhodes Osiek Patyk & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Michael A. Patyk
Paula J. Hunkler
Lisa M. Wharton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Signal Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Signal Securities, Inc. (the Company) as of December 31, 2021, the related statements of income (loss), changes in stockholders' equity, changes in liabilities subordinated to the claims of general creditors pursuant to a satisfactory subordination agreement and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly in all material respects, the financial position of Signal Securities, Inc. as of December 31, 2021 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Signal Securities, Inc.'s management. Our responsibility is to express an opinion on Signal Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Signal Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedule I Computation of Net Capital (Schedules II, III and IV are not applicable) required by Rule 17a-5 under the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of Signal Securities, Inc.'s financial statements. The supplemental information is the responsibility of Signal Securities Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. 240.17a-5. In our opinion, Schedule I Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rhodes Osiek Patyk & Company

We have served as the Company's auditor since 1995.

Arlington, Texas
February 24, 2022

SIGNAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

ASSETS

CURRENT ASSETS:
Cash	$ 1,143,447
Restricted cash	284,279
Clearing deposit and money market	120,803
Receivable from dealers	183,564
Other assets	96,859
Total current assets	1,828,952

PROPERTY AND EQUIPMENT, AT COST, net of depreciation (Note 2)	16,063
OPERATING RIGHT-OF-USE LEASE	89,835
Total Assets	$ 1,934,850

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accrued commissions payable	$ 467,320
Accounts payable and accrued liabilities	344,358
Total current liabilities	811,678

LONG-TERM LIABILITIES:
Operating right-of-use lease	89,835
Subordinated loan from a related party (Note 5)	250,000
Total long-term liabilities	339,835

COMMITMENTS AND CONTINGENCIES (Note 10)

STOCKHOLDERS' EQUITY (Notes 8 and 9)
Common stock, par value $1 per share, 100,000 shares authorized, 35,000 shares issued and outstanding	35,000
Additional paid-in capital	369,226
Retained earnings	379,111
Total stockholders' equity	783,337
Total Liabilities And Stockholders' Equity	$ 1,934,850

The accompanying notes are an integral part
of these financial statements

-3-

STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUES:

Commissions income	$	3,464,066
Management fees		3,814,678
Interest income		1,246
Other income (non-taxable)		145,800
Other income		47,332
Total revenues		7,473,122

EXPENSES:

Commissions expense	5,278,208
Regulatory fees	20,240
Operating overhead	1,802,282
Interest expense	12,500
Clearing charges	26,913
Total expenses	7,140,143

NET INCOME	$	332,979

The accompanying notes are an integral part
of these financial statements

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	Common Stock		Additional Paid-in Capital	Retained Earnings
	Shares	Amount		
BALANCE AT DECEMBER 31, 2020	35,000	$35,000	$369,226	$ 46,132
STOCK ISSUANCE	-	-	-	-
NET INCOME	-	-	-	332,979
STOCKHOLDER DISTRIBUTIONS	-	-	-	-
BALANCE AT DECEMBER 31, 2021	35,000	$35,000	$369,226	$ 379,111

The accompanying notes are an integral part
of these financial statements

SIGNAL SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS PURSUANT TO A SATISFACTORY SUBORDINATION AGREEMENT
FOR THE YEAR ENDED DECEMBER 31, 2021

	Total Satisfactory Subordinated Debt	Equity Capital
TOTAL SUBORDINATED BORROWINGS AS PREVIOUSLY REPORTED	$ 250,000	$ 0
INCREASES	0	0
DECREASES	0	0
BALANCE	$ 250,000	$ 0

The accompanying notes are an integral part
of these financial statements

SIGNAL SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ 332,979

Adjustment to reconcile net income to net
cash provided by operating activities

Paycheck Protection Program Loan Forgiveness	(145,800)
Depreciation expense	5,539
(Increase) in restricted cash	(45,826)
(Increase) in receivable from dealers	(14,307)
(Increase) in prepaid assets	(90,197)
Increase in accrued commission	96,656
Increase in accounts payable and accrued liabilities	48,271
NET CASH PROVIDED BY OPERATING ACTIVITIES	187,315

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchases of PP&E	(11,007)
Increase in clearing deposit and money market	(3,872)
NET CASH (USED IN) INVESTING ACTIVITIES	(14,879)

CASH FLOWS FROM FINANCING ACTIVITIES:

Payments on subordinated loan	0
NET CASH (USED IN) FINANCING ACTIVITIES	0
NET INCREASE IN CASH AND CASH EQUIVALENTS	172,436
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	971,011
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,143,447
INTEREST EXPENSE	$ 12,500

The accompanying notes are an integral part
of these financial statements

-7-

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

History and organization –

Signal Securities, Inc. (the Company) was incorporated on September 24, 1984, as a securities broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).

Accounting policies –

The financial statements of the Company have been prepared on an accrual basis in accordance with generally accepted accounting principles.

Cash and restricted cash and cash equivalents –

For purposes of the statement of cash flows, the Company considers all clearing deposits and money market accounts to be cash equivalents. Restricted cash represents monies held for the benefit of customers.

Property and equipment –

Property and equipment are carried at cost. The Company has a policy whereby property additions below a minimum amount are expensed as incurred. Depreciation of property and equipment is provided using the straight-line method for financial reporting purposes based on the following useful lives.

Assets	Estimated Useful Lives
Machinery and Equipment	7 years
Furniture and Fixtures	7 years
Data Processing Equipment	5 years
Leasehold improvements	10 years

For federal income tax purposes, depreciation is computed using the modified accelerated cost recovery system. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

U. S. Federal Income Taxes –

The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal income taxes on their respective shares of net income.

Advertising costs –

The advertising costs are expensed as incurred. Advertising costs for the year ended December 31, 2021 were $4,300.

Compensated absences -

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Receivables from dealers -

The Company uses the direct write off method for recording uncollectible receivables from dealers. Management has determined that the receivables from dealers are totally collectible.

Estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Marketable securities -

The Company records marketable securities at fair market value. Upon the sale of marketable securities, gain or loss is included in the income statement. Actual cost is used in computing gain or loss. Unrealized gain or loss on marketable securities has been included in other income in the statement of income.

(2)   PROPERTY AND EQUIPMENT:

Property and equipment are summarized by major classifications as follows:

Machinery and Equipment	$ 21,815
Furniture and Fixtures	30,808
Data Processing Equipment	88,210
Leasehold improvements	3,212
	144,045
Less accumulated depreciation	(127,982)
	$ 16,063

Depreciation expense for property and equipment for the year ended December 31, 2021, was $5,539.

(3)   PROFIT SHARING TRUST:

The Company maintains a defined contribution profit sharing plan and salary reduction plan for its employees. The Company elects to contribute annually a safe harbor contribution for all eligible participants under the plan. The Board of Directors elected a safe harbor contribution equal to 3% of eligible participants' total compensation. The Board of directors elected to make an additional discretionary profit sharing contribution in the amount of $28,236 for the year ended December 31, 2021. For the year ended December 31, 2021, the Company's discretionary and safe harbor contribution to the trust totaled $57,197. The Company has accrued this contribution as a liability on its financial statements.

(4)   REVENUE FROM CONTRACTS WITH CUSTOMERS:

Investment Advisory Fees –

The Company earns investment advisory fees from its contracts with customers to provide asset management and financial planning services. Management fees for the majority of the Company's customers are assessed quarterly in advance of service based on the account valuation on the last day of the preceding calendar quarter. Quarterly fees collected in advance are recognized as revenue in monthly, one-third increments as they are earned by the advisers. Occasionally, management fees for customers are assessed in arrears at the end of each quarter of service based on the account valuation on the last day of the quarter. Quarterly fees collected in arrears are recognized as revenue in total at the time that the payment is received. The Company may contract with a customer to charge a flat fee for the creation of a financial plan or asset review. Fees collected for financial planning are recognized at the time when the services are rendered.

Introducing Broker/Dealer Revenue from Clearing Firm –

The Company earns commissions and fees from transactions effected in customer accounts at the Company's clearing firm, Hilltop Securities. Clearing firm revenue is recognized monthly by the Company upon receipt of a month-end correspondent settlement.

Brokerage and Insurance Commissions and Fees –

The Company earns commissions and fees from customer contracts for investment company products, annuities, and insurance policies. Revenue from mutual fund and insurance companies is recognized in the period the income was earned.

REIT and Limited Partnership Sales on the Secondary Market –

The Company effectuates all financial transactions pertaining to the settlement of limited partnership and REIT trades on the secondary market through a bank account designated as "Special Account for the Exclusive Benefit of Customers". All fees and commission pertaining to a trade are recognized as revenue at the time that the trade closes and the funds are transferred to the Company's operating account.

(5)   SUBORDINATED LOAN FROM A RELATED PARTY:

During March 2020, the Company requested approval from FINRA for an extension to an existing Subordinated Loan Agreement involving one of its shareholders. On March 30,2020 FINRA approved a three-year extension to the agreement, providing for a new loan expiration date of May 31, 2023. The approved Subordinated Loan Agreement bears interest at 5% per annum. Because of the related party nature of the advance, the amounts have been reflected as a long-term liability. The balance in the subordinated loan was $250,000 at December 31, 2021.

(6)   PAYCHECK PROTECTION PROGRAM LOAN:

On April 28, 2020, the Company received loan proceeds in the amount of $145,800 under the Paycheck Protection Program ("PPP"). The PPP, established by Section 1106(b) of the Coronavirus Aid, Relief and Economic Security Act ("CARES" Act"), provides for loans to qualifying businesses for amounts up to 2.5 times their average monthly payroll expenses. The loans and accrued interest are forgivable after 8 or 24 weeks (covered period) as long as the borrower uses the loan proceeds for eligible purposes (including payroll, benefits, rent and utilities) and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the 8- or 24-week period.

On November 3, 2020, the Company submitted an application to the Small Business Administration (SBA) for forgiveness of the PPP loan. Notification of full PPP loan forgiveness from the SBA was received by Company on March 5, 2021. The loan forgiveness amount of $145,800 was recognized as other non-taxable income at the time of forgiveness.

(7)   SUBSEQUENT EVENTS:

The Company evaluated subsequent events after the statement of financial condition date of December 31, 2021 through February 24, 2022, which was the date the financial statements were issued, and concluded that no additional disclosures are required.

(8)   NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital. This rule requires a minimum net capital of $100,000 for brokers who participate in initial public offerings as part of the selling group. At December 31, 2021, the Company has net capital of $891,989, which is in excess of its required net capital.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(CONTINUED)

(9)   FOCUS REPORT PART II DIFFERENCE:

Differences between the accompanying financial statements and the Company's December 31, 2021, Focus Report Part II are as follows:

	Per Accompanying Financial Statement	Per Focus	Difference
Cash	$ 1,548,529	$ 1,548,529	$ 0
Receivable from dealers and securities	183,564	183,564	0
Other assets	96,859	96,859	0
Property and equipment, net	16,063	105,898	(89,835)
Operating right-of-use lease	89,835	0	89,835
Accounts payable, accrued liabilities, expenses and other payables	(811,678)	(901,513)	89,835
Operating right-of-use liability	(89,835)	(0)	(89,835)
Liabilities subordinated to claims of general creditors	(250,000)	(250,000)	0
Stockholders' Equity	(783,337)	(783,337)	0
			$ 0

(10)   COMMITMENTS AND CONTINGENCIES:

The Company leases its office space under an operating lease. The existing lease has a term of 6 years with a commencement date of January 1, 2017. The lease will expire December 31, 2022. On April 1, 2019, in compliance with FINRA Regulatory Notice 19-08, a right-of-use asset and operating lease liability were recorded pertaining to this office lease. As this lease does not provide an implicit interest rate, the Company utilized a 5.5% discount rate to determine the lease liability. The lease was recorded as an asset and a liability in the amount of $336,880. Operating lease expense is recognized on a straight-line basis over the lease term. Operating lease expense for the right-of-use asset for the year ended 2021 was $89,834.

COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2021

SCHEDULE I

NET CAPITAL

TOTAL STOCKHOLDERS' EQUITY	$ 783,337
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	250,000
OTHER DEDUCTIONS	(141,348)
NET CAPITAL BEFORE HAIRCUTS	891,989
HAIRCUTS ON SECURITIES	0
NET CAPITAL	$ 891,989

AGGREGATE INDEBTEDNESS

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 811,678
TOTAL AGGREGATE INDEBTEDNESS	$ 811,678

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:

Greater of 6 2/3% of Aggregate Indebtedness	$ 54,112
or	
Minimum Dollar Net Capital	100,000
Minimum Net Capital Required	$ 100,000

Ratio:
  Aggregate Indebtedness to Net Capital   0.91 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in
    Part II of Form X-17a-5 as of December 31, 2021)

Net Capital as Reported in Company's Part II Focus Report	$ 891,989
Adjustments	0
Net Capital Per Above	$ 891,989

Rhodes Osiek Patyk & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Michael A. Patyk
Paula J. Hunkler
Lisa M. Wharton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Signal Securities, Inc.:

We have performed the procedures included in Rule 17a -5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Signal Securities, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC -7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC -7 and for its compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Rhodes Osiek Patyk & Company

February 24, 2022

SIGNAL SECURITIES, INC.

SCHEDULE OF ASSESSMENT AND PAYMENT TO THE SECURITIES INVESTOR PROTECTION CORPORATION (SIPC) UNDER RULE 17a-5(e)(4) OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2021

GENERAL ASSESSMENT	$	1,713
LESS PAYMENT MADE 7/15/21 WITH SIPC-6		(659)
ASSESSMENT BALANCE DUE	$	1,054
ASSESSMENT PAID WITH FORM SIPC-7	$	1,054

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

		12/31/21
TOTAL REVENUE FOCUS LINE 12 PART 11A LINE 9	$	7,473,122
TOTAL ADDITIONS		0

DEDUCTIONS:

Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance companies separate account, and from transactions in security futures products	6,157,013
Commissions, floor brokerage and clearance paid to other SIPC Members in connection with securities transactions	26,913
100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	480
Other revenue not related either directly or indirectly to the securities business (PPP loan forgiveness)	145,800
Greater of total interest and dividend expense or 40% of interest earned on customer securities accounts	1,246

TOTAL DEDUCTIONS		6,331,452
SIPC NET OPERATING REVENUE	$	1,141,670
GENERAL ASSESSMENT @ .0015	$	1,713

Curt H. Osiek
Michael A. Patyk
Paula J. Hunkler
Lisa M. Wharton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Signal Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which 1) Signal Securities, Inc. identified the following provisions of 17 C.F.R. Rule 15c 3-3(k) under which Signal Securities, Inc. claimed the following exemptions from 17 C.F.R. Rule 240.15c 3-3 (k)(2)(ii) and (k)(2)(i) and 2) Signal Securities, Inc. stated that Signal Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Signal Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Signal Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(ii) and (k)(2)(i) of Rule 15c 3-3 under the Securities Exchange Act of 1934.

Rhodes Osiek Patyk & Company

Arlington, Texas

February 24, 2022

SIGNAL SECURITIES, INC.

EXEMPTION REPORT FOR THE YEAR ENDED DECEMBER 31, 2021

Signal Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii):

As an introducing broker/dealer, the Company clears all transactions with and for customers on a fully disclosed basis with Hilltop Securities, Inc. (clearing firm). The Company promptly transmits all customer funds and securities to Hilltop Securities, Inc. which carries all of the accounts of such customers and maintains and preserves such books and records as are customarily made and kept by a clearing broker or dealer.

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i):

The Company provides comprehensive investments services to the general public, including both individual and institutional investors pursuant to direct selling arrangements with registered investment companies. Under these arrangements, the Company may receive customer funds for the purpose of the purchase of redeemable securities of registered investment companies. In order to evidence compliance with existing regulations, the Company maintains such books and records as are customarily made and kept pursuant to 17 C.F.R.§240.15c3-3(k)(2)(i). In addition, the Company effectuates all financial transactions pertaining to the settlement of limited partnership and REIT trades on the secondary market through a bank account designated as "Special Account for the Exclusive Benefit of Customers" pursuant to 17 C.F.R. §240.15c3-3 (k)(2)(i).

To the best of its knowledge and belief, the Company believes that it met the provisions of the above exemptions during the fiscal year 2021 without exception.

Signal Securities, Inc.

I, Christopher Snow, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature] Title: Chief Executive Officer

Date: 2-24-2022